3900 Wisconsin Avenue, NW Washington, DC 20016-2892 202 752 7000

February 22, 2013

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Federal National Mortgage Association
Form 10‑K for the Fiscal Year Ended December 31, 2011, filed February 29, 2012 and amended March 9, 2012
Form 10‑Q for the Fiscal Quarter Ended September 30, 2012, filed November 7, 2012
Response dated December 13, 2012
File No. 000-50231

Dear Ms. Ciboroski:

The Federal National Mortgage Association (“Fannie Mae”) provides the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 14, 2013, relating to the above-referenced filings.

Form 10‑Q for the Fiscal Quarter Ended September 30, 2012
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1
Provision for Credit Losses, page 25

1.
We note your response to prior comment 3 from our letter dated November 29, 2012 that you classified 170,000 loans as TDRs with a recorded investment of $22.9 billion as of September 30, 2012 and 45% were on non-accrual status prior to classification. You further state that 74% of the loans were measured for individual impairment based on the present value of expected future cash flows and that the remaining 26% were probable of foreclosure and were measured based on the fair value of the loan’s underlying collateral. Please address the following related to these loans:

•
Provide us with a breakout of the loan count, unpaid principal balance, and allowance before and after TDR classification for these loans by accrual status and impairment type (i.e. expected cash flows or collateral value).

U.S. Securities and Exchange Commission
February 22, 2013

We summarize in the following table the information requested concerning loans classified as TDRs due to bankruptcy in the third quarter of 2012. All dollar amounts are in billions.

	Loan Count	Loan UPB	Loan Recorded Investment	Allowance Prior to Becoming a TDR	Allowance After Becoming a TDR	Increase in Allowance
Current	95,193	$11.2	$11.3	$0.1	$0.2	$0.1
Delinquent	74,317	$11.4	$11.6	$2.1	$3.1	$1.0
Total	169,510	$22.6	$22.9	$2.2	$3.3	$1.1

	Loan Count	Loan UPB	Loan Recorded Investment	Allowance Prior to Becoming a TDR	Allowance After Becoming a TDR	Increase in Allowance	Average Months DLQ
Accrual	107,014	$12.7	$12.7	$0.2	$0.3	$0.1	0.12
Non-accrual—ECF	28,805	$4.3	$4.3	$0.6	$1.1	$0.5	14
Non-accrual—CDV	33,691	$5.6	$5.9	$1.4	$1.9	$0.5	29
Total	169,510	$22.6	$22.9	$2.2	$3.3	$1.1	22
____________
(1) Single-family loans are placed on non-accrual status once they become 60 or more days past due.
(2) ECF = expected cash flow measurement approach; CDV = collateral dependent value measurement approach.

•	Tell us the weighted average delinquency by impairment type for the loans on nonaccrual.

We include in the table above the weighted average delinquency by impairment type for the loans that were on non-accrual status and were newly classified as TDRs.

•
We note ASC 310-10-S99-4 states that while ASC 310-10 provides more specific guidance on measurement of loan impairment it does not change the fundamental recognition criteria for loan losses provided by ASC 450-20. As such, and if applicable, explain the increase in the allowance for your nonaccrual loans due to the movement of loans from an ASC 450-20 model to the impairment model under ASC 310-10-35. In your response address the difference between the models and the key drivers of the increase in the allowance under ASC 310-10-35 by impairment type.

Prior to the non-accrual loans being classified as TDRs due to the consideration of a bankruptcy event, the loans were included within our collective single-family loss reserve and measured for impairment in accordance with ASC 450-20. Under our collective reserve methodology, we measure impairment based on those losses that have been incurred as of the balance sheet date considering only current events and conditions on an undiscounted basis. As such, in determining our collective reserve, we do not include either other events that do not exist as of the balance sheet date but will occur over the

U.S. Securities and Exchange Commission
February 22, 2013

life of the loan or projections with regard to future changes in the economic environment (for example, home prices or prepayments).

In contrast, once a loan becomes a TDR and moves to an individual impairment assessment as required by ASC 310-10-35, we measure impairment based on the loan’s future expected cash flows (“ECF”) discounted at the loan’s original effective interest rate. Under this approach, we consider all available evidence in developing our cash flow estimates, including both expected events that do not exist as of the balance sheet date but will occur over the life of the loan as well as projections of future economic conditions. However, if we conclude that foreclosure on the loan is probable, we measure impairment based on the fair value of the underlying collateral value less costs to sell (“CDV”) at the balance sheet date as required by ASC 310-10-35-32.

The table below summarizes the key differences between the three impairment models described above.

Impairment Model	Incurred or Lifetime Losses	Impact of Discounting Included?	Includes Consideration of Future Events and Conditions?
Collective Reserve	Incurred	No	No
Individual Reserves—ECFs	Lifetime	Yes	Yes
Individual Reserve—CDV	Lifetime	No	No

In general, impairment is higher for loans measured for impairment on an individual basis when compared to loans measured on a collective basis. For loans that move from a collective approach to an ECF approach, the key drivers of an increase in the reserve, if any, are generally the impact of discounting and the inclusion of both expected default events that do not exist as of the balance sheet date but are expected to occur over the life of the loan and projections of future economic conditions.
As noted above, for loans where foreclosure is probable, we measure impairment based on the fair value of the underlying collateral less costs to sell. While a loan is in the collective reserve, the loan’s estimated default rate includes some likelihood of borrower repayment and some likelihood of default. However, when a loan is measured for impairment based solely on the underlying collateral value, that measurement, by definition, will not include any estimate of borrower re-performance. Re-performance includes: payoff of the loan in full by the borrower; payment by the borrower to cure the loan’s delinquency and bring it current; and a cure of the loan’s delinquency through a loan modification where the borrower successfully performs under the modified terms for at least 12 months. As a result, when a loan moves from the collective impairment approach to a collateral value measurement approach, the allowance will generally increase. Our historical experience demonstrates that even for loans that have delinquency statistics similar to those noted above, borrower re-performance is not de minimus. Specifically, we strive whenever possible to keep borrowers with sufficient sources of income in their homes. As a result, our servicers will offer loan modifications to a qualifying borrower even if the borrower does not engage with us until late in the foreclosure process. Therefore, considering the likelihood of borrower re-performance in

U.S. Securities and Exchange Commission
February 22, 2013

our collective reserve across various stages of delinquency is appropriate and supported by our historical experience.
* * *

If you have any questions regarding our responses, you may contact me at 202-752-7262.

Sincerely,

/s/ Susan R. McFarland

Susan R. McFarland
Executive Vice President and Chief Financial Officer, Fannie Mae

cc:	Bradley E. Lerman
Executive Vice President, General Counsel and Corporate Secretary, Fannie Mae
Gregory A. Fink
Senior Vice President and Controller, Fannie Mae
Martin Dunn, O’Melveny & Myers, LLP
G. Scott Lesmes, O’Melveny & Myers, LLP